Exhibit 3.1
CERTIFICATE OF ELIMINATION
OF
$3.25 CONVERTIBLE PREFERRED STOCK
OF
NEWMONT MINING CORPORATION
(Pursuant to Section 151 of the Delaware General Corporation Law)
Newmont Mining Corporation, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify as follows:
FIRST: Pursuant to the authority granted to and vested in the Board of Directors of the Corporation by the Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”), the Board of Directors previously adopted resolutions creating and authorizing the issuance of 2,300,000 shares of $3.25 Convertible Preferred Stock, par value $5.00 per share (the “Convertible Preferred Stock”), in accordance with the provisions of the Certificate of Designations governing the Convertible Preferred Stock (the “Convertible Preferred Certificate of Designations”) as filed with the Secretary of State of the State of Delaware on February 15, 2002.
SECOND: The Corporation redeemed all of the issued and outstanding shares of the Convertible Preferred Stock, and none of the authorized shares of the Convertible Preferred Stock are outstanding and none will be issued subject to the Convertible Preferred Certificate of Designations.
THIRD: The following resolutions relating to the Corporation’s Convertible Preferred Stock were adopted pursuant to the provisions of Section 151(g) of the Delaware General Corporation Law (the “DGCL”) by the Board of Directors of the Corporation on July 22, 2009:
WHEREAS, none of the authorized shares of the Corporation’s Convertible Preferred Stock are outstanding, and none will be issued pursuant to that certain Certificate of Designations of $3.25 Convertible Preferred Stock of the Corporation filed with the Secretary of State of the State of Delaware; and
WHEREAS, the Board of Directors has determined that it is in the best interests of the Corporation and its stockholders to eliminate the $3.25 Convertible Preferred Stock from the Corporation’s Certificate of Incorporation.

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers are, and any one of them is, hereby authorized and directed to prepare and file with the Secretary of State of the State of Delaware a Certificate of Elimination of $3.25 Convertible Preferred Stock containing these resolutions with the effect under the General Corporation Law of the State of Delaware of eliminating from the Certificate of Incorporation of the Corporation all matters set forth in the Certificate of Designations with respect to the $3.25 Convertible Preferred Stock; and it is further
RESOLVED, that the Authorized Officers are, or any one of them is, hereby authorized to file, execute, verify, acknowledge and deliver any and all notices, certificates, agreements, instruments, resolutions and other documents, and to perform and do or cause to be performed or done any and all such acts or things, and to pay or cause to be paid all necessary fees and expenses, in each case in the name and on behalf of the Corporation, as they or any of them may deem necessary or advisable to effectuate or carry out the intent and purposes of the foregoing resolutions; and it is further
RESOLVED, that all actions heretofore taken by any Authorized Officer in connection with the foregoing resolutions be, and each of the same hereby is, approved in all respects as the act and deed of the Corporation.
FOURTH: Pursuant to the provisions of Section 151(g) of the DGCL, all references to the Convertible Preferred Stock in the Certificate of Incorporation of the Corporation are hereby eliminated.
IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed by a duly authorized officer this 22nd day of July, 2009.

NEWMONT MINING CORPORATION
By:	/s/ Jeffrey K. Reeser
	Name:	Jeffrey K. Reeser
	Title:	Vice President and Secretary

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